ASX/MEDIA RELEASE
31 October 2005

BrachySil™ Phase IIb Clinical Trials for Liver Cancer
Commence Following Approval by HSA

First patient in multi-centre dose-profiling study receives treatment in
Singapore General Hospital after approval by the Health Sciences Authority

Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, XETRA:PSI) is very pleased to announce that Phase IIb clinical trials have commenced with BrachySil™ (32-P BioSilicon™) as a potential new brachytherapy treatment for inoperable primary liver cancer (hepatocellular carcinoma, HCC). The first patient has successfully received treatment at Singapore General Hospital (“SGH”) using a new fine-gauge needle, multi-injection device which will enable for the first time, larger and also multiple tumors to be treated. A total of 50 patients will be entered into this multi-centre trial, which will be conducted in Singapore, Malaysia and Vietnam.

The study, which was designed in collaboration with SGH and approved by the Singaporean regulatory authority (Health Sciences Authority) will determine the optimal dose of BrachySil™ in treating inoperable HCC. Patients will be evaluated up to 12 months after treatment, and the endpoints are based on evaluations of patient safety and target tumor responses, as well as overall survival.

The study is intended to provide pivotal efficacy and safety data to support future product registration and approval of BrachySil™ as an effective treatment for primary liver cancer. These results are expected to build on the findings of a Phase IIa study concluded earlier this year on patients with advanced liver cancer. In this trial, which was also conducted at the SGH, BrachySil™ was found to be both safe and well tolerated. It was also found to reduce significantly the size of some tumors treated even on a lower dose as used in the earlier trials.

In addition, the Phase IIb trial will include a clinical evaluation of pSivida’s proprietary SIMPL™ implantation system. SIMPL™ is a fine-gauge needle, multi-injection device, through which BrachySil™ is injected as a liquid suspension directly into tumors under local anesthetic. The device has been designed to ensure the effective distribution of the implanted dose from a single entry point and, for the first time, to enable physicians to treat larger tumors. This device is expected to be a further significant advantage of BrachySil™ over existing brachytherapies as well as assist in expanding the application of BrachySilTM to other solid tumour cancers, in addition to pancreatic cancer for which a phase IIa trial is currently being planned.

Gavin Rezos, CEO of pSivida, said, “This is a highly important clinical development milestone in the programme for the successful commercialization of our BrachySil™ cancer therapy product. Positive data from this trial is critical to our future plans for the commercialization of BrachySil™ in this indication for which we are seeking to file for registration in 2007. We believe that the encouraging findings in earlier studies will be confirmed and optimized in this trial, thus providing both a strong foundation for future regulatory filings and a powerful attraction for commercial partners.”

Dr Pierce Chow, Lead Investigator and Senior Consultant, Hepatobiliary and General Surgery at Singapore General Hospital, said, “We are delighted to continue working with pSivida on this exciting and important new product. Primary liver cancer is a major malignancy and BrachySil™ has so far demonstrated its potential as a safe and relatively pain-free treatment. With this new trial, we expect to reaffirm the findings reported previously and bring this innovative product closer to the patients who really need it.”

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com
UK & Europe Public Relations
Mark Swallow / Helena Podd
Citigate Dewe Rogerson
Tel: +44 (0)20 7638 9571
mark.swallow@citigatedr.co.uk

Singapore General Hospital
Ms Angela Ng,
Assistant Manager, Corporate Communications
Tel: + 65 6321 4325

NOTES TO EDITORS:

pSivida Limited
pSivida is a global bio-nanotech company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™.

pSivida owns the intellectual property pertaining to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 29 patent families, 34 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's strategic partner and largest shareholder is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA).  QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.QinetiQ.com

For more information visit www.psivida.com

Singapore General Hospital
Singapore General Hospital (SGH) is Singapore’s oldest and largest tertiary acute care hospital and national referral centre. It offers a comprehensive range of clinical specialties and support services for the South-East Asia region. Annually, 70,000 patients are admitted to the hospital and 600,000 attend its specialist outpatient clinics. SGH also recognizes research and education as essential pillars of healthcare. Drawing upon its wealth of resources (clinical expertise, modern research facilities, and patient data and specimens), the Hospital’s researchers are pursuing, in an integrated and holistic manner, the full range of ‘molecules-to-communities’ studies. Extensive teaching and educational services are also offered.

For more information visit www.sgh.com.sg

Notes on BrachySil™ and competitive advantages in brachytherapy

BrachySil™ is a micron-sized nanostructured silicon particle in which radioactive 32-phosphorus (32-P) is immobilized. It is administered as a liquid suspension through a fine-gauge needle directly into tumors. The procedure takes place under local anaesthetic and without the need for shielded rooms or robotic injectors, and patients can be discharged the next day.

Brachytherapy treatment utilising BrachySil™ includes the following potential advantages:

•	Short range - 32-P isotope has a short active range resulting in controlled exposure to radioactivity and less damage to healthy tissue.
•	Immobilization - 32-P device is immobilized in the tumor, significantly reducing risk of leakage or systemic side effects.
•	Ease of application - BrachySil™ is delivered under local anaesthetic and patients can be discharged the next day.
•
Direct delivery - BrachySil™ is delivered via fine-gauge needle, minimizing side effects and tissue trauma without the need for shielded rooms or robotic injectors allowing treatment in hospitals without the need for investment in specialised facilities.

•	Range of tumors - fine-gauge needle delivery allows potential application to many solid tumors, unlike current brachytherapy products.
•	Distribution - 32-P half-life of 14 days allows convenient distribution to hospitals and application in the patient.
•
Manufacture - BioSilicon™ is “radiation hard” allowing ease of manufacture of BrachySil™ from phosphorus-doped silicon used in the electronics industry without the need to build costly manufacturing facilities.

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.